SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
               TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

September 12, 2006

BY FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Washington D.C 20549
Attention: Patrick Gilmore
           Room 4561

                        Re: Digital Descriptor Systems, Inc. (the "Company") Form 10-KSB for year ended December 31, 2005 File No. 000-26604

Dear Sir:

On behalf of the Company, we are hereby enclosing for your review two copies of an amendment to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the "Form 10-KSB"), one of which has been marked to show changes.

On April 27, 2006, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Form 10-KSB. Following are the Company's responses to the Staff's comments. For ease of reference, we have set forth the Staff's comments in their entirety.

General

1. Tell us how you considered amending your Forms 10-QSB for the quarters ended March 31, 2004, June 30,2004, September 30,2004, March 31,2005, June 30, 2005 and September 30, 2005 to restate your financial statements to properly reflect the embedded derivatives associated with your convertible debentures and the change in fair values of such instruments Alternatively, tell us how you considered including quarterly financial information m the financial statement footnotes to your Form l0-KSB, winch show the previously reported information and. the restated information with a detailed explanation for the restatement. Please advise.

The Company has added a new footnotes 14-16 to the financial statements which detail the changes made to the financials included in each of the three quarterly reports on Form 10-QSB filed during the fiscal year ended December 31, 2004 and 2005.

Item 8A. Control and Procedures

Evaluation of Disclosure Controls and Procedures

2.    We note your  disclosures  with  regards to the  Company's  evaluation  of disclosure controls and procedures, where you state, "...Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective m timely alerting them to material information required to be included in our periodic reports that are filed with the Securities and exchange Commission" Your conclusion is more limited than what is called for under Rule I 3a-l 5(e) of the Exchange act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that It files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commissions rules and forms" and to ensure that "information required to be disclosed by an issuer in the reports that it tiles or submits under the Act is accumulated and communicated to the issuer's management as appropriate to allow timely decisions regarding required disclosure" Please revise your disclosures to confirm, if true, that your disclosure controls and procedures were effective in meeting these requirements.

The Company has made revisions in accordance with the Staff's comment.

3. You also indicate that "It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance by design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote" Tell us how you determined that this statement complies with the requirements SEC Release No. 33-8238, available on our website at http://www.sec.gov/ru1es/final/33-8238.html as your disclosures appear to qualify your review.

The Company has removed this statement from the Form 10-KSB.

4. We note your disclosure that [t]here have been no significant changes in [y]our internal controls or in other factors that could significantly affect internal controls subsequent to the date of yours last evaluation" Please note that Item 308 of Regulation S-B requires the disclosure of "any" change in your internal controls that occurred "during [your] last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal controls In light of the foregoing, please advise us with respect to changes in your internal controls for the quarter ended December 31,2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.

The Company has made revisions in accordance with the Staff's comment. The Company hereby confirms that it will consider the Staff's comment in preparing future periodic reports.


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

Report of Independent Registered Public Accounting Firm, pages 1 and 2

5 We note that the opinions provided by both Bagell, Josephs, Levine & Company LLC (Bagell) and Rosenberg Rich Baker Berman & Company (Rosenberg) include a reference to the balance sheet as of December 31, 2005 and the related statements of operations, stockholders' impairment and cash flows for the year then ended. Help us understand why both Bagell and Rosenberg provided audit opinions related to the financial statements for the same period (i.e. December 31, 2005) or amend your Form l0-KSB accordingly.

The Company advises the Staff that the opinion issued by Rosenberg Rich Baker Berman & Company contained a typographical error. Accordingly, a revised opinion has been included in the Form 10-KSB.

Please do not hesitate to contact the undersigned at 212-981-6766 with any questions or comments with respect to the foregoing.

                                        Very truly yours,

                                        /s/

                                        Louis A. Brilleman


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